UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03010670

NO ACT
P.E 1-2-03
132-1646

February 28, 2003

Jacqueline Jarvis Jones
Assistant General Counsel
Bank of America Corporation
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Act 1934
Section
Rule 14A-8
Public Availability 2/28/2003

Re: Bank of America Corporation
Incoming letter dated January 2, 2003

Dear Ms. Jones:

This is in response to your letter dated January 2, 2003 concerning the shareholder proposal submitted to Bank of America by the Massachusetts Carpenters Pension & Annuity Funds. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward J. Durkin
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

RECEIVED
2003 JAN -3 PM 3:37
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Bank of America

Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Tel 704.386.1621
Fax 704.387.0108

January 2, 2003

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Bank of America Corporation Stockholder Proposal
Submitted by Massachusetts Carpenters Pension and Annuity Funds (the "Funds")

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received a proposal dated November 19, 2002 (the "Proposal") from the Funds for inclusion in the proxy materials for the Corporation's 2003 Annual Meeting of Stockholders (the "2003 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2003 Annual Meeting for the reasons set forth herein.

GENERAL

The 2003 Annual Meeting will be held on April 30, 2003. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission on or about March 24, 2003 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are six copies of each of the following documents:

1. This letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal;

2. The Proposal;

3. A letter dated November 29, 2002, from the undersigned to the Funds, requesting documentary support of its stock ownership;

4. A copy of a United States Postal Service Return Receipt indicating that the Funds received the aforementioned letter on December 2, 2002; and

5. A letter dated and received December 23, 2002 from the Funds' broker, State Street.

A copy of this letter is also being sent to the Funds as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2003 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that the Corporation refrain from retaining its public accounting firm to provide any management consulting services.

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from its proxy materials for the 2003 Annual Meeting pursuant to Rules 14a-8(b) and 14a-8(f).

Pursuant to Rule 14a-8(b), a proponent must have continuously held at least $2,000 in market value of voting securities for at least one year prior to submitting the proposal, and must continue to hold those securities through the date of the meeting. Pursuant to Rule 14a-8(f), a registrant must request documentary support of the proponent's ownership within 14 calendar days of its receipt of the proposal, and the proponent must furnish such support within 14 calendar days of his or her receipt of the registrant's request.

On November 19, 2002, the Corporation received the Proposal. Although the Funds' letter indicated that it held shares of the Corporation's stock, our stockholder records did not reflect that the Funds were a record holder. Accordingly, by letter dated November 29, 2002, a copy of which is attached as **Exhibit B**, the Corporation requested documentary support of the Funds' ownership. Through United States Postal Service Return Receipt, a copy of which is attached as **Exhibit C**, the Funds received this letter on December 2, 2002. The Funds' broker, State Street, responded to our request by letter dated and received December 23, 2002, more than 14 calendar days after the Funds received our request. A copy of the letter from State Street is attached as **Exhibit D**.

The Division strictly enforces the time periods prescribed by Rule 14a-8. *See Bank of America Corporation* (December 18, 2002) and *International Business Machines Corporation* (December 26, 2002). Since the Funds failed to provide the requested documentary support of stock ownership within the required 14-calendar-day period, the Funds have failed to comply with the requirements of Rules 14a-8(b) and (f). Accordingly, the Proposal may properly be omitted from the Corporation's proxy materials for the 2003 Annual Meeting.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2003 Annual Meeting. Based on the Corporation's timetable for the 2003 Annual Meeting, a response from the Division by February 7, 2003 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter and returning it to the undersigned in the enclosed return envelope. Thank you for your prompt attention to this matter.

Very truly yours,

Jacqueline Jarvis Jones
Assistant General Counsel

Attachments

cc: Edward J. Durkin, Corporate Governance Advisor, United Brotherhood of Carpenters

EXHIBIT A

Auditor Conflicts Proposal

Resolved, that the shareholders of Bank of America Corporation ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide any management consulting services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. *Final Rule: Revision of the Commission's Auditor Independence Requirements, Release No. 33-7919, Feb. 5, 2001.*

We believe that today investors seriously question whether auditors are independent of the company and corporate management that retain them. A major reason for this skepticism, we believe, is that management of once admired companies such as Enron, Tyco, and WorldCom have misled investors and their auditors have either been complicit or simply inept. Over the last year hundreds of billions of dollars in market value have vanished as investors have lost confidence in the integrity of our markets. A key reason for this lack of confidence is the distrust investors have in companies' financial statements.

The U.S. Congress has attempted to respond to this crisis of confidence through passage of the Sarbanes-Oxley Act of 2002 (the "Sarbanes Act"). The Sarbanes Act prohibits a company's auditors from performing a wide range of defined non-audit services. These prohibitions, in turn, track the defined non-audit services in Rule 2-01(c)(4) of the SEC's Final Rule: Revision of the Commission's Auditor Independence Requirements, Release No. 33-7919, Feb. 5, 2001.

However, the Sarbanes Act fails to prohibit auditors from providing management consulting services, which we believe represents a significant loophole. While the Act does require that the audit committee of the board preapprove these non-audit services, we do not believe that is enough. We believe that management consulting represents a significant source of potential revenue to auditors and poses serious conflict of interest issues. For this reason, we think the better course is for companies not to engage their auditors to perform any management consulting services.

Many companies, including ours, either continue to engage their auditors to provide management consulting or provide inadequate disclosure in their proxy statements to ascertain whether they continue to engage their auditors for management consulting services. We urge your support for this resolution asking the board to cease engaging auditors for management consulting.

EXHIBIT B

Bank of America

Bank of America
Legal Department
NC1-002-29-01
101 South Tryon Street
Charlotte, NC 28255

Tel 704.386.1621
Fax 704.387.0108

November 29, 2002

VIA CERTIFIED MAIL/
RETURN RECEIPT REQUESTED

Mr. Edward J. Durkin
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, NW
Washington, DC 20001

Re: Bank of America Corporation (the "Corporation")

Dear Mr. Durkin:

On November 19, 2002, we received the stockholder proposal of the Massachusetts Carpenters Pension & Annuity Funds. In order to properly consider this proposal for inclusion in the Corporation's proxy statement, the Funds must meet certain eligibility requirements relating to their share ownership. It does not appear from our records that the Funds are the "record" holder of shares of the Corporation's common stock (that is, the Funds do not hold the shares in their own name). In accordance with applicable rules of the Securities and Exchange Commission ("SEC"), please send a written statement from the "record" holder of the Funds' shares (i.e., their bank, broker or other depository) verifying that, at the time the Funds submitted their proposal, the Funds held at least $2,000 in market value of the Corporation's common stock and had held such stock continuously for at least one year. Please note that if we do not receive such documentation **within 14 calendar days** of your receipt of this letter, we may properly exclude the Funds' proposal from our proxy statement.

In asking you to provide the foregoing information, the Corporation does not relinquish its right to later object to including the Funds' proposal on related or different grounds pursuant to applicable SEC rules.

Please send the requested documentation to my attention: Jacqueline Jarvis Jones, Bank of America Corporation, NC1-002-29-01, 101 South Tryon Street, Charlotte, NC 28255.

If you would like to discuss this matter, please feel free to call me at 704.386.9036.

Very truly yours,

Jacqueline Jarvis Jones
Assistant General Counsel

cc: Ms. Rachel R. Cummings, Corporate Secretary

USA
Official Sponsor 2000-2004 U.S. Olympic Teams

DOC# 461542

Recycled Paper

EXHIBIT C

SENDER: COMPLETE THIS SECTION	COMPLETE THIS SECTION ON DELIVERY
■ Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired. ■ Print your name and address on the reverse so that we can return the card to you. ■ Attach this card to the back of the mailpiece, or on the front if space permits.	A. Signature X Tyrone Jenkins ☑ Agent ☐ Addressee B. Received by (Printed Name): TYRONE JENKINS C. Date of Delivery: 12-2-02
1. Article Addressed to: Mr. Edward Durkin United Brotherhood of Carpenters Carpenters Corporate Governance Project. 101 Constitution Ave, NW Washington, DC 20001	D. Is delivery address different from item 1? ☐ Yes If YES, enter delivery address below: ☐ No 3. Service Type ☒ Certified Mail ☐ Express Mail ☐ Registered ☐ Return Receipt for Merchandise ☐ Insured Mail ☐ C.O.D. 4. Restricted Delivery? *(Extra Fee)* ☐ Yes
2. Article Number *(Transfer from service label)* 7002 0460 0001 9366 8242	

PS Form 3811, August 2001 Domestic Return Receipt 102595-01-M-2509

UNITED STATES POSTAL SERVICE

First-Class Mail
Postage & Fees Paid
USPS
Permit No. G-10

• Sender: Please print your name, address, and ZIP+4 in this box •

Bank of America Corporation
Legal Department
Attn: Jacqueline Jones
NC1-002-29-01
101 S. Tryon Street, 29th Floor
Charlotte, NC 28255.

EXHIBIT D

BANK OF AMERICA
LEGAL DEPARTMENT

DEC 26 2002

CHARLOTTE, NC

STATE STREET.
For Everything You Invest In

Kevin Yakimowsky
Client Service Officer
Specialized Trust Services
200 Newport Ave.
JQB7N
Quincy, MA 02171
Telephone: (617) 985-7712
Facsimile: (617) 537-5410
kyakimowsky@statestreet.com

SENT VIA FACSIMILE [704-386-6699]

December 23, 2002

Rachel R. Cummings
Corporate Secretary
Bank of America Corporation
Bank of America Corporate Center
Charlotte, NC 282525

Re: Shareholder Proposal Record Letter

Dear Ms. Cummings:

State Street Bank is the record holder for **49,200 shares of Bank of America Corporation** ("Company") common stock held for the benefit of the Massachusetts State Carpenters Pension and Annuity Funds ("Funds"). The Funds have been beneficial owners of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Funds pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Funds continue to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me.

Sincerely,

Kevin Yakimowsky

OFFICE OF THE
DEC 23 2002
CORPORATE SECRETARY

cc. Thomas J. Harrington, Fund Chairman
Edward J. Durkin

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 2, 2003

The proposal requests that the board of directors adopt a policy "stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide any management consulting services to our Company."

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Bank of America's request, documentary support evidencing that it satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Gail A. Pierce
Attorney-Advisor